UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029766

March 24, 2006

Stephen H. Shalen
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2006

Re: Abercrombie & Fitch Co.
Incoming letter dated February 3, 2006

Dear Mr. Shalen:

This is in response to your letter dated February 3, 2006 concerning the shareholder proposal submitted to A&F by Mark D. Keskeny. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Enclosures

cc: Mark D. Keskeny
5346 Monitor Avenue
Carmichael, CA 95608

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2420
E-Mail: sshalen@cgsh.com

BY HAND

February 3, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Exclusion

Ladies and Gentlemen:

We are writing on behalf of our client Abercrombie & Fitch Co., a Delaware corporation (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Company received the proposal (the "Proposal") from Mr. Mark D. Keskeny (the "Proponent") by letter dated May 16, 2005, a copy of which is attached hereto as Exhibit A. The Proposal states:

> WHEREAS, the Company produces A&F Magazine and various other advertisements with, what can often be thought to be by many, sexually suggestive and controversial pictorials on the cover.
>
> WHEREAS, the Company's magazine and advertisements are sent in a clear cellophane wrapper ("USPS 100 Approved Poly") and processed and delivered by

employees of the United States Postal Service, persons, many of which, who have no want and did not voluntarily agree to or request to see such images.

NOW THEREFORE BE IT RESOLVED, that the shareholders request that:

1) The company seek written approval from the United States Postal Service (USPS) for each proposed mailing that the cover is acceptable and does not violate any employment laws and would not put the Company, nor the USPS (who may seek subrogation in any lawsuit), in a precarious situation.

The shareholder has submitted the following statement in support of the resolution:

Many individuals nationwide find the Company's magazines and advertisements so offensive that groups have been formed. While it can be said that these individuals and groups can simply keep away from what they find offensive, postal employees cannot.

In addition to the letter carrier, many other postal employees are required for the processing of any item for delivery and must briefly view it. There are over 800,000 postal employees, and if ½ have seen these mailers during their required duties, and if just 1 in 10 found the cover offensive, costly class action litigation could be initiated with a pool of over 40,000 complaints!

In A&F Magazine, Issue #4 – Summer 2005, titled "Summer Love", the model on the cover is bare-chested, sprawled out, jeans unbuttoned, hips showing where normally in public they would be covered-up to just above the waistline with shorts, and has a gazed look (see enclosed). From start to finish, thousands of postal employees viewed this image during the course of employment.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the proxy materials for the 2006 Annual Meeting (the "2006 Proxy Materials") for the following, separately sufficient, reasons:

1. The Proposal may be omitted pursuant to Rule 14a-8(b)(2)(i) because the Proponent is not a registered holder and he did not submit proof that he has held, at the time he submitted the Proposal, Company common stock continuously for at least one year;

2. The Proposal may be omitted because it was not submitted in a timely manner pursuant to Section 1.09 of the Company's Amended and Restated Bylaws (a copy of which is attached as Exhibit D);

3. The Proposal may be omitted in whole or in part pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements;

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(6) because the Company has no power or authority to implement it; and

5. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals directly with a matter relating to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. The Company currently intends to begin distribution of its definitive 2006 Proxy Materials on or around April 26, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission").

1. **The Proposal may be omitted pursuant to Rule 14a-8(b)(2)(i) because the Proponent is not a registered holder and he did not submit proof that he has held, at the time he submitted the Proposal, Company common stock continuously for at least one year.**

Rule 14a-8(b)(1) provides that in order for a proponent to be eligible to submit a proposal, he or she "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [he or she] submit[s] the proposal." In the event that a proponent is not a registered holder, at the time of the proposal such proponent must prove his or her eligibility. As provided in Rule 14a-8(b)(2)(i), one such way to prove eligibility is for the proponent to submit to the company a written statement from the record holder of his or her securities verifying that such proponent continuously held the securities for at least one year. The Proponent did not submit verification that he had held Company common stock continuously for a period of one year prior to the Proposal. Therefore, the Proposal did not comply with Rule 14a-8(2)(i) promulgated under the Exchange Act.

In a letter from the Company to the Proponent, dated August 18, 2005 (the "Response Letter") (a copy of the Response Letter and certified mail receipt are attached as Exhibit B and Exhibit C, respectively), the Company offered the Proponent the opportunity to submit a supplemental letter including the proof required by Rule 14a-8 of the Exchange Act regarding the Proponent's then-current ownership of Company common stock and satisfying other eligibility and procedural requirements of Rule 14a-8 when taken together with the Proposal. To date, the Company has received no supplemental information from the Proponent. The Company believes that the Proposal may be properly excluded from the 2006 Proxy Materials on the basis that it did not meet the requirements of Rule 14a-8(b)(i).

2. The Proposal may be omitted because it was not submitted in a timely manner pursuant to Section 1.09 of the Company's Amended and Restated Bylaws.

The Proposal may be omitted in accordance with Section 1.09 of the Company's Amended and Restated Bylaws (a copy of which is attached as Exhibit D), which dictates that stockholder proposals to be considered at an annual meeting must be delivered to, or mailed and received at, the Company's principal executive offices " . . . not less than 120 days nor more than 150 days before the first anniversary date of the corporation's proxy statement in connection with the last annual meeting of stockholders." Last year's proxy statement was dated May 12, 2005. Thus, stockholder proposals to be considered at the 2006 Annual Meeting would be considered timely only if received after December 13, 2005 and before January 12, 2006. The Proponent's submission was dated and post-marked on May 16, 2005 and received well in advance of December 13, 2005. Therefore, the Proposal was received prior to the beginning of the stockholder proposal acceptance period provided for in the Company's Amended and Restated Bylaws.

The Response Letter requested that the Proponent submit a supplemental letter to be received by the Company after December 13, 2005. The Proponent had ample time in which to comply with the Company's request as the Response Letter was sent on August 18, 2005 and received on August 23, 2005. To date, the Company has received no supplemental letter from the Proponent. The Company believes that the Proposal may be properly excluded on the basis that it did not meet the requirements of Section 1.09 of the Company's Amended and Restated Bylaws.

3. The Proposal may be omitted in whole or in part pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements.

Rule 14a-8(i)(3) provides that a stockholder proposal may be omitted from a company's proxy statement if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that stockholder proposals that are vague and indefinite may be excluded under Rule 14a-8(i)(3) because they are inherently misleading as "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 2004); See also, Philadelphia Electric Co. (avail. July 30, 1992). The Staff has determined that a proposal may be considered sufficiently vague so as to warrant exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991); See also, Hershey Foods Corp. (avail. Dec. 27, 1988) (Staff permitted exclusion of a proposal requesting that the company adopt a policy that it direct its advertising agency to advertise solely on programming that did not discuss "sexual issues," contain "profanity" and was not "sexually suggestive" citing that the "standards under the proposal may be subject to differing interpretations.")

The Proposal states that the Company's A&F Magazine and "various other advertisements" contain "sexually suggestive and controversial pictorials on the cover." Additionally, the Proponent requests that the Company seek written approval from the United States Postal Service ("USPS") before each mailing that the cover is "acceptable." Further still, the Proposal requests that the Company seek written approval from the USPS of covers that "would not put the Company, nor the USPS (who may seek subrogation in any lawsuit), in a precarious situation." As noted above, the Staff has determined that what is considered "sexually suggestive" may be "subject to differing interpretations." Hershey Foods Corp. (avail. Dec. 27, 1988). Without strict guidelines to help the Company determine what covers are "sexually suggestive and controversial," what would be deemed "acceptable" by the USPS or what would not put the Company or the USPS "in a precarious situation," it is impossible for the Company to understand with certainty "what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 2004).

While the Company does not expect that the Proposal would be approved by stockholders, if included in the 2006 Proxy Materials, the Company believes that its stockholders would be forced to make a decision based on vague and indefinite information, thus rendering the Proposal inherently false and misleading. To that end, the Company believes that the Proposal should be properly excluded from the 2006 Proxy Materials because it is in violation of Rule 14a-8(i)(3).

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(6) because the Company has no power or authority to implement it.

Rule 14a-8(i)(6) permits exclusion of a stockholder proposal if it "deals with a matter beyond the registrant's power to effectuate." International Business Machines Corp. (avail. Jan. 14, 1992). According to the Staff, "a matter may be beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corp. (avail. Jan. 14, 1992). For the reason discussed above in Section 3, if the Proposal were submitted to the stockholders, neither the Company's stockholders nor its board of directors would be able to determine what actions they are being asked to approve and implement, respectively.

In addition, the Proposal calls for the Company to "seek written approval from the United States Postal Service for each proposed mailing . . ." The Company has no reason to believe that the USPS would entertain its applications for approval for proposed mailings and it would have no way to force the USPS to comply. Even if the Company knew precisely what measures and actions the Proposal required and even if the USPS would consider setting up such a system, implementing a system of approval between the Company and the USPS would likely take several years and require significant costs to the Company's stockholders and the American taxpayers. Given the Proposal's vague and indefinite language and the Company's lack of power to implement language so open to interpretation or to persuade the USPS to expend its limited resources to approve the acceptability of each and every proposed mailing by the Company, the Company believes that the Proposal may be properly excluded from the 2006 Proxy Materials because it is in violation of Rule 14a-8(i)(6).

5. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals directly with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Staff has consistently found that the manner in which a company advertises its products is an ordinary business operation and any proposals attempting to affect a company's methods of advertising are excludable under Rule 14a-8(i)(7). In 1998, the Commission explained that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (avail. May 21, 1998). Consistent with the Commission's view, the Staff has found that shareholder proposals seeking to regulate the manner in which a company advertises may be excluded under 14a-8(i)(7). See, e.g., J.C. Penney Co., Inc. (avail. Mar. 30, 2000); Kellogg Company (avail. Feb. 3, 1989).

Advertising by catalog is an important aspect of the Company's ordinary business operations. If adopted, the Proposal would restrict the manner in which the Company advertises its products by authorizing the USPS to dictate what images may appear on the cover of the Company's paper advertising circulated by the USPS. Accordingly, since the Proposal seeks to control the manner in which the Company advertises its products, the Company believes that the Proposal may be excluded from the 2006 Proxy Materials in accordance with Rule 14a-8(i)(7).

****

Conclusion

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2006 Proxy Materials. Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. In accordance with Rule 14a-8(j), by copy of this letter and its attachments, the Proponent is being notified of the Company's intention to omit the Proposal from the 2006 Proxy

Materials. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2420.

Sincerely,

Stephen H. Shalen

Enclosures

cc: Mark D. Keskeny

Exhibit A

(Stockholder Proposal from Mark D. Keskeny)

May 16, 2005

Abercrombie & Fitch
Investor Relations - Shareholder Proposals
6301 Fitch Path
New Albany, OH 43054

Dear Investor Relations:

I own 50 shares of Common Stock of the Company and I plan to present for action at the 2006 Annual Meeting the enclosed resolution. I intend to continue holding the shares beyond the date of the Company's 2006 Annual Meeting.

Sincerely,

Mark D. Keskowsy

2006
Shareholder Proposal

Mark D. Keskeny, 6434 Fair Oaks Blvd., #177, owning 50 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company produces A&F Magazine and various other advertisements with, what can often be thought to be by many, sexually suggestive and controversial pictorials on the cover.

WHEREAS, the Company's magazine and advertisements are sent in a clear cellophane wrapper ("USPS 100 Approved Poly") and processed and delivered by employees of the United States Postal Service, persons, many of which, who have no want and did not voluntarily agree to or request to see such images.

NOW THEREFORE BE IT RESOLVED, that the shareholders request that:

1) The company seek written approval from the United States Postal Service (USPS) for each proposed mailing that the cover is acceptable and does not violate any employment laws and would not put the Company, nor the USPS (who may seek subrogation in any lawsuit), in a precarious situation.

The shareholder has submitted the following statement in support of the resolution:

Many individuals nationwide find the Company's magazines and advertisements so offensive that groups have been formed. While it can be said that these individuals and groups can simply keep away from what they find offensive, postal employees cannot.

In addition to the letter carrier, many other postal employees are required for the processing of any item for delivery and must briefly view it. There are over 800,000 postal employees, and if 1/2 have seen these mailers during their required duties, and if just 1 in 10 found the cover offensive, costly class action litigation could be initiated with a pool of over 40,000 complaints!

In A&F Magazine, Issue #4 - Summer 2005, titled "Summer Love", the model on the cover is bare-chested, sprawled out, jeans unbuttoned, hips showing where normally in public they would be covered-up to just above the waistline with shorts, and has a gazed look (see enclosed). From start to finish, thousands of postal employees viewed this image during the course of employment.

Shareholders request a YES vote for this proposal.


A&F
MAGAZINE
SUMMER LOVE


"BEAUTY IS TRUTH, TRUTH BEAUTY"
—JOHN KEATS

Abercrombie & Fitch
6301 Fitch Path
New Albany OH 43054

PRE-SORTED
STANDARD
U.S. POSTAGE
PAID
ABERCROMBIE
& FITCH

USPS 100 Approved Poly

*************************3-DIGIT 956
18466 S697 P1
MARK KESKENY
5346 MONITOR AVE
CARMICHAEL CA 95608-3624

Abercrombie & Fitch
847 - 0031 - 99
99999
84024468

BROWN|CO
BROKERAGE SERVICE OF J.P. MORGAN INVEST, LLC
ONE BEACON STREET, BOSTON, MA 02108-3102

Your Monthly Brokerage Account Statement

Account Number: 49136592
March 24, 2005 - April 29, 2005
Telephone: (800) 965-1190

Service Hours: 7:30 AM to 8:00 PM, ET Monday - Friday
Website: www.brownco.com
Email: Log onto brownco.com & click "Contact Us"

MARK D KESKENY
5346 MONITOR AVE
CARMICHAEL CA 95608-3624

Valuation Summary

	This period	Year-to-date
Beginning Account Value		
Funds Withdrawn		
Income Received		
Expenses Paid		
Change in Account Value		
Miscellaneous / Other		
Ending Account Value		

Purchasing Power Summary

Cash Available	
Buying Power	
Check Writing Limit	
As of April 29, 2005	

Portfolio Summary

Cash/Margin	
Money Balance	
Long Equities	
Equities and Options	
Total Account Value *	

** Percent of portfolio is based on a net asset position.*

Short account balances and all net liability(negative) asset positions are excluded from the percentage of portfolio calculation.

Reminder: Update Your Copy Of Quicken® Or Microsoft® Money

As of 4/19/05, you'll no longer be able to download your BrownCo portfolio information into 2001 or 2002 versions of Quicken or Microsoft Money. In order to download, you'll need a current copy of either application — that is, one less than 3 years old. To learn more, visit the Quicken website at www.intuit.com/support/quicken or the Microsoft Money site at www.microsoft.com/money.

Quicken and Microsoft Money are independent entities and are not affiliated with J.P. Morgan Invest, LLC

;385 - 1 / 31 : 93843 (B)

BROWN|CO

BROKERAGE SERVICE OF J.P. MORGAN INVEST, LLC
ONE BEACON STREET, BOSTON, MA 02108-3102

Your Monthly Brokerage Account Statement

Account Number: 49136592

March 24, 2005 - April 29, 2005

Telephone: (800) 965-1190

Notice To Leap Option Traders

The symbol conversion of the LEAPS expiring January 21, 2006 is set to begin. LEAPS in expiration cycle 1 will be converted to their regular-way symbol in May. LEAPS with expiration cycles 2 and 3 will be converted in June and July. The new symbols will appear in the portfolio detail section of your statement. If you have any questions, please contact us at (800) 965-1190.

Portfolio Detail

	Account Type	Description	Quantity	Market Price	Market Value	Estimated Income	% of Portfolio
MONEY BALANCE		MARGIN ACCOUNT					
	MONEY BALANCE TOTAL						
EQUITIES AND OPTIONS							
	MARGIN	ABERCROMBIE & FITCH COMPANY **ANF**	50 Long	53.9500	2,697.50	25.00	

May 16, 2005

John E. Potter
Postmaster General and CEO
United States Postal Service
475 L'Enfant Plaza, SW
Washington, DC 20260

Dear Mr. Potter:

Please read the enclosed Abercrombie & Fitch shareholder proposal. What is the Postal Service's official policy on the acceptance of items and protecting employees from being required to view questionable material? I look forward to hearing from you.

Sincerely,

Mark D. Keskomy



MARK D. KESKENY
5346 MONITOR AVENUE, CARMICHAEL, CA 95608

PLACE STICKER AT TOP OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL™

7004 1160 0005 0439 8262

UNITED STATES POSTAL SERVICE

0000

43054

U.S. POSTAGE
PAID
CARMICHAEL,CA
95608
MAY 16,'05
AMOUNT

$4.65

00052335-05

RETURN RECEIPT REQUESTED

Abercrombie & Fitch
Investor Relations - Shareholder Proposals
6301 Fitch Path
New Albany, OH 43054

43054+9269 03

Exhibit B

(Company's Response Letter sent to Proponent)

Abercrombie & Fitch

August 18, 2005

VIA CERTIFIED MAIL

Mark D. Keskeny
5346 Monitor Avenue
Carmichael, CA 95608-3624

Dear Mr. Keskeny:

We are in receipt of your letter dated May 16, 2005 enclosing your proposal that we seek certain prior written approval from the United States Postal Service of the cover of each proposed mailing. By way of background, you should know that stockholders submitting proposals for inclusion in the Proxy Statement related to our 2006 Annual meeting of Stockholders (the "Annual Meeting") must meet certain requirements established by us and by the U.S. Securities and Exchange Commission (the "SEC"). Pursuant to our Amended and Restated Bylaws, stockholder proposals to be considered at the Annual Meeting must be delivered to or mailed and received at our principal executive offices after December 13, 2005 and before January 12, 2006. In addition, the SEC mandates that stockholders who seek to have proposals included in a company's proxy statement must comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including Rule 14a-8 thereof.

Because your proposal was submitted prior to December 13, 2005, it is ineligible for consideration at this time. We will, however, retain your letter and consider your proposal at such time as you submit a supplemental letter after December 13, 2005, which includes the proof required by Rule 14a-8 under the Exchange Act regarding your then-current ownership of our common stock and which, taken together with your initial letter, satisfies the other eligibility and procedural requirements of Rule 14a-8.

Please note that we reserve the right to exclude your proposal on either substantive or procedural grounds. Accordingly, you should not regard our holding of your letter or possible future consideration of your proposal as agreement that your proposal is (or will be) valid or acceptable, either substantively or procedurally, for inclusion in our Proxy Statement.

Sincerely,

James A. Yano
General Counsel
Abercrombie & Fitch

Exhibit C

(Certified mail receipt indicating Proponent's receipt of Company's Response Letter)

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

SACRAMENTO CA PM 2005

• Sender: Please print your name, address, and ZIP+4 in this box •

LYNN LOGAN
ABERCROMBIE & FITCH
6301 FITCH PATH
NEW ALBANY, OH 43054

USPS CARMICHAEL, CA 95608 AUG 23 2005

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MARK D KESKENY
5346 MONITOR AVE
CARMICHAEL, CA
95608-3624

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X *Mark D. Keskeny* ☐ Agent ☐ Addressee

B. Received by (Printed Name) *Mark D. Keskeny*
C. Date of Delivery 8-23-05

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7003 2260 0006 0195 8557

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

7003 2260 0006 0195 8557

Sent To MARK D KESKENY
Street, Apt. No.; or PO Box No. 5346 MONITOR AVE
City, State, ZIP+4 CARMICHAEL, CA 95608

PS Form 3800, June 2002 See Reverse for Instructions

Exhibit D

(Section 1.09 of the Company's Amended and Restated Bylaws)

****

Section 1.09. Advance Notice of Stockholder Proposals. In order to properly submit any business to an annual meeting of stockholders, a stockholder must give timely notice in writing to the secretary of the corporation. To be considered timely, a stockholder's notice must be delivered either in person or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation (a) not less than 120 days nor more than 150 days before the first anniversary date of the corporation's proxy statement in connection with the last annual meeting of stockholders or (b) if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the Board of Directors, prior to the date of the applicable annual meeting.

Nomination of persons for election to the Board of Directors may be made by the Board of Directors or any committee designated by the Board of Directors or by any stockholder entitled to vote for the election of directors at the applicable meeting of stockholders. However, nominations other than those made by the Board of Directors or its designated committee must comply with the procedures set forth in this Section 1.09, and no person shall be eligible for election as a director unless nominated in accordance with the terms of this Section 1.09.

A stockholder may nominate a person or persons for election to the Board of Directors by giving written notice to the secretary of the corporation in accordance with the procedures set forth above. In addition to the timeliness requirements set forth above for notice to the corporation by a stockholder of business to be submitted at an annual meeting of stockholders, with respect to any special meeting of stockholders called for the election of directors, written notice must be delivered in the manner specified above and not later than the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders.

The secretary of the corporation shall deliver any stockholder proposals and nominations received in a timely manner for review by the Board of Directors or a committee designated by the Board of Directors.

A stockholder's notice to submit business to an annual meeting of stockholders shall set forth (i) the name and address of the stockholder, (ii) the class and number of shares of stock beneficially owned by such stockholder, (iii) the name in which such shares are registered on the stock transfer books of the corporation, (iv) a representation that the stockholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (v) any material interest of the stockholder in the business to be submitted and (vi) a brief description of the business desired to be submitted to the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting. In addition, the stockholder making such proposal shall promptly provide any other information reasonably requested by the corporation.

In addition to the information required above to be given by a stockholder who intends to submit business to a meeting of stockholders, if the business to be submitted is the nomination of a person or persons for election to the Board of Directors, then such stockholder's notice must also set forth, as to each person whom the stockholder proposes to nominate for election as a director, (a) the name, age, business address and, if known, residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of stock of the corporation which are beneficially owned by such person, (d) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended, (e) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected and (f) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder.

Any person nominated for election as director by the Board of Directors or any committee designated by the Board of Directors shall, upon the request of the Board of Directors or such committee, furnish to the secretary of the corporation all such information pertaining to such person that is required to be set forth in a stockholder's notice of nomination.

Notwithstanding the foregoing provisions of this Section 1.09, a stockholder who seeks to have any proposal included in the corporation's proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

****

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abercrombie & Fitch Co.
Incoming letter dated February 3, 2006

The proposal requests that the company seek written approval from the United States Postal Service, for each proposed mailing of one of the company's magazines or advertisements via the Postal Service, that the cover is acceptable.

There appears to be some basis for your view that A&F may exclude the proposal under rule 14a-8(i)(7), as relating to A&F's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if A&F omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which A&F relies.

Sincerely,

Mark F. Vilardo
Special Counsel